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                                                                    EXHIBIT 99.2
                                                                    ------------

                                                            Corporate disclosure
                                                           [English Translation]
                                                               February 25, 2005


                 BOD RESOLUTION ON GRANTING STOCK OPTION RIGHTS
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1.   Grantees : 7 persons

2. Method of granting : issue of new shares, transfer of treasury stock or compensation of difference

3.   Exercise period : March 26, 2007 ~ March 25, 2012

4. Type and number of shares to be delivered : A total of 610,000 common registered shares

5.   Status of stock option rights : 22,104,043 shares in total
     -    Number of shares that were previously granted : 21,494,043
     -    Number of shares to be delivered : 610,000

6.   Scheduled date of Annual General Meeting of Shareholders : March 25, 2005

7.   Date of BOD resolution : February 25, 2005
     -    Outside director : 5 out of 6 were present.
     -    Audit Committee members who are not outside directors : none

8.   Others
     - Method of granting shall be resolved by the company among issue of new shares, transfer of treasury stock or compensation of difference at the time of exercising the rights.
     -    Option price :
          o The market price evaluated in accordance with Article 84-9 of the Securities and Exchange Act Enforcement Decree as of the resolution date of the general meeting of shareholders. (Par value in case such market price is below par value.)
     -    Adjustment of the option price
          o In case of capital increase, stock dividend, conversion of reserve into capital, conversion of convertible bonds, capital increase through the exercise of preemptive rights, stock split or consolidation of shares, or the occurrence of merger, the option price shall be adjusted and details thereof shall be resolved by the Board of Directors.

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     -    Vesting and exercise
          o Grantees shall be vested with and entitled to exercise 25% of their respective stock options after serving for two years from the granting date, additional 35% after serving for three years from the granting date, and the remaining 40% after serving four years from the granting date.
     - The procedures for the exercise of the stock options and the special treatment applicable to death, ordinary retirement, etc. shall be subject to the relevant Korean laws and regulations, and the company's internal regulations.
     -    Others
          o The Representative Director shall be authorized to finalize and execute the stock option agreements in accordance with the above and the relevant Korean laws and regulations